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This announcement is neither an offer to purchase nor a solicitation of an offer to sell Units. The Offer is made solely by the Offer to Purchase dated January 13, 1999, and the related Letter of Transmittal and is not being made to (nor will tenders be accepted from or on behalf of) holders of Units in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction.

                      Notice of Offer to Purchase for Cash
                     Up to 430,000 Limited Partnership Units
                                       of
                                 Boston Celtics
                               Limited Partnership
                                       at
                               $17.00 Net Per Unit
                                       by
                           Castle Creek Partners, L.P.

     Castle Creek Partners, L.P., a Delaware limited partnership (the "Purchaser"), is offering to purchase up to 430,000 outstanding Units (the "Units") of Boston Celtics Limited Partnership, a Delaware limited partnership ("BCLP"), at $17.00 per Unit, net to the tendering Unitholder in cash, upon the terms set forth in the Offer to Purchase dated January 13, 1999 and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

--------------------------------------------------------------------------------
       THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MONDAY, MARCH 1, 1999, UNLESS EXTENDED.
--------------------------------------------------------------------------------

     The Board of Directors of BCLP GP, Inc., BCLP's general partner, is unable to take a position with respect to the Offer because of conflicts of interest, which are described in the Offer to Purchase. The purpose of the Offer is not for Castle Creek to acquire or influence control of the business of BCLP, since an affiliate of the Purchaser is already the general partner of BCLP. If Castle Creek purchases 430,000 Units pursuant to the Offer, however, Castle Creek will be able to prevent certain actions by BCLP's Unitholders that, pursuant to BCLP's Agreement of Limited Partnership, require a vote of holders of at least 80% of the outstanding Units.

     For purposes of the Offer, the Purchaser shall be deemed to have accepted for payment, and thereby purchased, Units properly tendered to the Purchaser and not properly withdrawn as, if and when the Purchaser gives oral or written notice to ChaseMellon Shareholder Services (in this capacity, the "Depositary") of the Purchaser's acceptance for payment of such Units. In all cases, payment for Units purchased pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates for such Units or timely confirmation of book-entry transfer of such Units into the Depositary's account at The Depository Trust Company pursuant to the procedures set forth in Section 2 of the Offer to Purchase, (b) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantees, or in the case of a book-entry transfer, an Agent's message (as defined in the Offer to Purchase) and (c) any other documents required by the Letter of Transmittal. Under no circumstance will interest be paid by the Purchaser on the purchase price of the Units to be paid by the Purchaser, regardless of any extension of the Offer or any delay in making such payment.

     If more than 430,000 Units are validly tendered and not withdrawn, Castle Creek will accept for purchase up to 430,000 Units of the tendered Units, on a pro rata basis, subject to the terms of the Offer to Purchase.

     The term "Expiration Date" means 5:00 p.m., New York City time, on Monday, March 1, 1999, unless and until the Purchaser extends the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date on which the Offer, as so extended by the Purchaser, shall expire. Subject to the applicable rules and regulations of the Commission, the Purchaser expressly reserves the right, at any time and from time to time, to (i) terminate or amend the Offer or (ii) extend the Offer and postpone acceptance for payment of any Units by giving oral or written notice of such termination, amendment, extension or waiver to the Depositary. During any such extension all Units previously tendered and not properly withdrawn will remain subject to any such extension and will remain subject to the Offer, subject to the right of a tendering Unitholder to withdraw such Unitholder's Units. The Purchaser shall not have any obligation to pay interest on the purchase price for tendered Units, whether or not the Purchaser exercises its right to extend the Offer.

     Except as otherwise provided below, tenders of Units are irrevocable. Units tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment and paid for by the Purchaser pursuant to the Offer, may also be withdrawn at any time after March 15, 1999. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase and must specify the name of the person having tendered the Units to be withdrawn, the number of Units to be withdrawn and the name of the registered holder of the Units to be withdrawn, if different from the name of the person who tendered the Units. Withdrawn Units may be retendered by again following one of the procedures described in Section 2 of the Offer to Purchase at any time prior to the Expiration Date. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding.

     The Offer to Purchase and the related Letter of Transmittal and other relevant materials will be mailed to Unitholders who request copies of the materials from the Purchaser. The information required to be disclosed by Rule 14d-6(e)(1)(vii) of the Securities Exchange Act of 1934 is contained in the Offer to Purchase and is incorporated herein by reference.

     The Offer to Purchase and Letter of Transmittal contain important information which should be read before any decision is made with respect to the Offer.

The Depositary/Information Agent for the Offer is ChaseMellon Shareholder Services.
For additional information, Banks and Brokers should call:


(800) 953-2497

Requests for copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to Castle Creek, as set forth below, and copies will be furnished promptly at the Purchaser's expense.

Castle Creek Partners, L.P.
(617) 854-8065


January 13, 1999